Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated June 6, 2008
Relating to Prospectus dated February 12, 2007
Registration No. 333-140373
Final Term Sheet
for
Offering of Common Stock and Warrants
by
GenVec, Inc.
     By reading the information contained within this document, the recipient agrees with GenVec, Inc. (“we”, “us” or the “Company”) to maintain in confidence such information, together with any other non-public information regarding us obtained from us, Merriman Curhan Ford & Co., Boenning & Scattergood, Inc. or our or their respective agents during the course of the proposed offering referred to below and to comply with the recipient’s obligations under applicable U.S. and state securities laws.
     We have filed a registration statement (Registration No. 333-140373, including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you make your investment decision, you should read the base prospectus in that registration statement and other documents we have filed with the SEC that are incorporated therein by reference for more complete information about us and this offering. You may access these documents by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we will arrange to send you the base prospectus and any other offering documents if you request them by calling 415-262-1394 or sending an e-mail to kpalmieri@mcfco.com.

     This Term Sheet is not intended to be contractually binding, other than the cover sheet and the section entitled “Confidential Information,” and is subject in all respects to the execution of an Investor Purchase Agreement referred to below.

Issuer:	GenVec, Inc., a Delaware corporation (the “Company”).

Securities Offered:	Up to an aggregate of (i) 11,258,279 shares (the “Shares”) of the Company’s common stock, $0.001 par value per share, and (ii) warrants to purchase up to 2,251,654 shares of common stock (the “Warrants”) (the “Offering”). The Shares and Warrants will be sold together as units, with each unit consisting of one share of common stock and one Warrant to purchase 0.20 shares of common stock. The Warrants are not attached to the shares of common stock being offered as part of the units. There will be no minimum offering amount.

Warrants:	The exercise price of the Warrants shall be $2.016 per share of common stock. The Warrants are exercisable beginning any time on or after December 11, 2008 and expire on June 11, 2013. The Warrants shall have the terms and conditions substantially as set forth in the Form of Warrant. A summary of the Warrants is attached as Exhibit A.

Purchase Price:	$1.51 per unit.

Use of Proceeds to Company:	The Company intends to use the net proceeds received from the sale of the securities for further development of its lead clinical program and other general corporate purposes.

Purchase and Closing Date:	The Company and each investor participating in the Offering (each an “Investor”) shall execute an Investor Purchase Agreement. It is expected that the closing of the Offering shall occur on or about June 11, 2008.

Risk Factors:	An investment in the Securities involves a high degree of risk. See the disclosure relating to the risks affecting the Company set forth or incorporated by reference in the base prospectus included in the registration statement relating to this Offering and the documents filed by the Company with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Nasdaq Global Market Symbol:	GNVC

Confidential Information:	The recipient of this Term Sheet and the materials attached hereto agrees with the Company, Merriman Curhan Ford & Co. and Boenning & Scattergood, Inc. to maintain in confidence this disclosed information, together with any other non-public information regarding the Company obtained from the Company, Merriman Curhan Ford & Co. and Boenning & Scattergood, Inc. or their agents during the course of the proposed Offering, and to comply with the recipient’s obligations under U.S. and state securities laws.

Placement Agents:	The Company has engaged Merriman Curhan Ford & Co. and Boenning & Scattergood, Inc. to act as placement agents in connection with the Offering. The placement agents will receive a fee of 6% of the proceeds of the Offering and expense reimbursement of no more than $50,000.

EXHIBIT A
DESCRIPTION OF WARRANTS
     Each purchaser of units will receive, for each unit purchased, one share of our common stock and one warrant representing the right to purchase 0.20 shares of common stock at an exercise price of $2.016 per share of common stock. The warrants will be exercisable on or after December 11, 2008 and will terminate on the fifth anniversary of the date the warrants are issued. The exercise price is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price and number of warrants held by a purchaser (or such purchaser’s direct or indirect transferee) are subject to appropriate adjustment in the event of cash dividends or other distributions to holders of shares of our common stock.
     There is no established public trading market for the warrants, and we do not expect a market to develop. We do not intend to apply for listing the warrants on any securities exchange or for quotation on The NASDAQ Global Market. Without an active market, the liquidity of the warrants will be limited. In addition, in the event our common stock price does not exceed the per share exercise price of the warrants during the period when the warrants are exercisable, the warrants will not have any value.
     Holders of the warrants may exercise their warrants to purchase shares of our common stock for cash on or before the termination date by delivering an exercise notice, appropriately completed and duly signed, and payment of the exercise price for the number of shares for which the warrant is being exercised. Warrants may be exercised in whole or in part, and any portion of a warrant not exercised prior to the termination date shall be and become void and of no value.
     Upon the holder’s exercise of a warrant, we will issue the shares of common stock issuable upon exercise of the warrant within three trading days of our receipt of notice of exercise and payment of the aggregate exercise price, subject to surrender of the warrant.
     The shares of common stock issuable on exercise of the warrants will be, when issued in accordance with the warrants, duly and validly authorized, issued and fully paid and non-assessable. We will authorize and reserve at least that number of shares of common stock equal to the number of shares of common stock issuable upon exercise of all outstanding warrants.
     If, at any time the warrant is outstanding, we consummate any fundamental transaction, as described in the warrants and generally including any consolidation or merger into another corporation, the consummation of a transaction whereby another entity acquires more than 50% of our outstanding common stock, or sell all or substantially all of our assets, or other transaction in which our common stock is converted into or exchanged for other securities or other consideration, the holder of any warrants will thereafter receive upon exercise of the warrants, the securities or other consideration to which a holder of the number of shares of common stock then deliverable upon the exercise or conversion of such warrants would have been entitled upon such consolidation or merger or other transaction.
     The exercisability of the warrants may be limited in certain circumstances if, upon exercise, the holder (together with the holder’s affiliates and any other persons or entities acting together with the holder as a group) would hold more than 9.99% of our total common stock issued and outstanding. The holder of the warrant has the ability, upon providing us not less than 61 days’ prior written notice, to increase or decrease the foregoing percentage, provided that the percentage cannot at any time exceed 9.99%. The absence of an effective registration statement relating to the common stock issuable upon exercise of the warrants shall not provide the holder with the right to net-settle the warrant in cash. Similarly, the absence of an effective registration statement or applicable exemption from registration does not alleviate our obligation to deliver common stock issuable upon exercise of the warrant.
     The holder of a warrant will not possess any rights as a shareholder under that warrant until the holder exercises the warrant. The warrants may be transferred independent of the common stock with which they were issued, subject to applicable laws.